EXHIBIT 99

JOINT FILING AGREEMENT

                    Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to file with the Securities and Exchange Commission a Schedule 13D (the "Schedule"), with respect to the Common Stock of McKenzie Bay International, Ltd. The undersigned agree that the Schedule will be filed on behalf of each and all of them. Each of the undersigned agrees that he or she shall be responsible for the accuracy and completeness of the information concerning him or her contained in the Schedule. This agreement may be executed in any number of counterparts, which taken together shall constitute one and the same document.

Dated: February 14, 2003	/s/ Stephen D. McCormick
Stephen D. McCormick

Dated: February 14, 2003	/s/ Karen A. McCormick
Karen A. McCormick